July 18, 2007

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Positron Corporation
Registration Statement on Form SB-2
File No. 333-137464
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Positron Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form SB-2 (File Number File No. 333-137464), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), which the Registrant filed with the Commission on June 20, 2006.  Per the Commission’s correspondence dated January 26, 2007, the Registrant has elected to withdraw the Registration Statement.  The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the written order to the attention of the undersigned and to the attention of Peter Campitiello, Esq. at (212) 751-6943.

If you have any questions regarding this request, please call Peter Campitiello, Esq., at (212) 413-7427.

Very truly yours,
/s/ Patrick Rooney
Patrick Rooney Chairman

1304 Langham Creek Dr #300, Houston, TX 77084